Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

July 30, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,731,056

WESTERN WIND TO SELL ENTIRE COMPANY AND ASSETS

Vancouver, BC – July 30, 2012 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”) wishes to announce that a decision has been made by the Board of Directors, in consultation with the CEO, that effective immediately, the entire Company and all of its assets will be made available for sale.

Western Wind has had discussions and will receive proposals over the next 14 days from industry leading M & A advisory firms and upon receipt of such proposals, choose, within 10 days, two (2) final M & A advisors, who will manage and administer the sale process. They will also be engaged to provide the necessary fairness opinions required for regulatory, shareholder and judicial approval.

Western Wind’s decision was based on a compromise between the CEO’s plan of building the assets for another two years before contemplating a sale, and the consistent suffering our shareholders have endured by unregulated market participants trading the stock price down to levels that only serve to frustrate and “shake out” retail investors.

The compromise which favours all of the shareholders, is to conduct an immediate and thorough sales process that will include the closing of the following milestones:

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1.

Financial completion and start of major construction on the 30-MW Yabucoa Project, Puerto Rico. This will add $160 million to Western Wind’s balance sheet to approximately $560 million at time of sale;

2.	Negotiating the balance of the cash grant proceeds from treasury;

3.	Completion of the mezzanine loan facility from our senior lender in the amount of $25 million, which can repay the high cost corporate notes;

To complete the above, allows Western Wind, in the opinion of the Board, to be sold, subject to market conditions and shareholder approval, at a level between the October, 2011 Algonquin “bear hug” bid and the published DAI valuation.

The sales process will take several months to complete. It requires all of the qualified parties to review the data room, physically inspect all the properties, both producing and in development, complete legal due diligence and finalize closing documents for the winning bidder. During these several months, Western Wind will complete the above task items and continue to operate and grow Western Wind by adding cash flow and any accretive assets that increase the value to the sale price, enabling our shareholders to maximize value on closing.

The CEO of Western Wind receives a bonus within his Compensation Agreement that pays out increased amounts of cash on obtaining the highest share price on the sale. Western Wind emphatically states that the CEO and Board are highly motivated to achieve the highest sales price, and are the only parties able to achieve the highest sale price possible.

During the sale process, the two (2) selected independent M & A advisory firms will solicit all qualified parties. To provide a sense of direction, the targeted purchasers will be large US energy companies, large regulated US electrical utilities and their non-regulated subsidiaries and integrated US oil and gas companies that have existing renewable energy production portfolios. The independent M & A advisory firms will determine the quickest and most efficient time-line that will include candidate selection, due diligence review, winning bid determination, documentation, regulatory, shareholder and judicial approval. The company anticipates the next 7 reporting periods to be record setting, therefore the potential purchaser will be acquiring a company with an existing real-time revenue growth portfolio. The company is meeting with two large US electric utilities this week to discuss our assets.

The assets being sold will comprise all of our current four (4) producing assets, all of the revenues and cash flow from those four (4) producing assets, the fully funded contingency accounts, the soon to close Yabucoa Project and its cash flow, its assets and PPA, all of our extensive landholdings, both fee simple and lease, our application for the $45 million cash grant for Yabucoa, all of our advanced stage projects, the Mesa

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re-power, our extensive development pipeline and after the Yabucoa close, over $450 million in tax depreciation.

This compromise will allow Western Wind to maximize its sale value without the shareholders having to wait any longer. Jeff Ciachurski, CEO of Western Wind states:

“After starting Western Wind with a few hundred thousand dollars back in 2000, we will in essence be selling a half billion dollar energy company. We have done this without dilution. We are known throughout the industry to have leading edge PPAs and producing assets and a proprietary knowledge of the entire industry, its players and premium deal flow. In the first seven years, we had a retail shareholder base where dedication, passion and trust helped us move against negative markets, and expand under challenging times. We are, in a way, a victim of our own success. We have kept the shares outstanding, incredibly small, we did not pay advisory fees to buy favour with stock analysts and as a result, we watch many friends, since 2000, suffer at the hands of a few self serving analysts and their unregulated clients. The sale process, by including the Yabucoa financial close, and a few remaining development items will allow the long standing Western Wind shareholders to achieve their reward.

We would like to advise that the present management and Board will have its hands full completing the sale of the Company and completing the few remaining delicate issues to maximize the sale price. At the upcoming Annual General Meeting on September 25, Western Wind would like to issue a message to the shareholders that if any market participant decides to launch a proxy battle in the midst of this very technical and time consuming sales effort, the sale price will be greatly impaired by a self destructive potential proxy battle.

This is the time to have peace and close a 12-year chapter. Allow the architects and builders of this fine company to complete the sale, and maximize the sale value for the benefit of all shareholders.”

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW

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Windstar, 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s audited annual financial statements and annual information form contained in the Company’s 40F filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

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